Exhibit 99.5

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of the List of Holdings of Interested Parties
Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970

Following is the list of interested parties in the corporation, correct as on 01/07/2008:

Holder no.	Name of holder	Name, class & series of the security	Up-to-date quantity of securities	Rate of holding		Rate of holding (fully diluted)
				Equity	Voting	Equity	Voting

1	Suny Electronics Ltd.	Scailex ordinary share	24,056,052	63.00	63.00	62.92	62.92

2	Tao Tsuot Ltd.	Scailex ordinary share	9,237,335	24.2	24.2	24.1	24.1

3	Ilan Ben Dov	Scailex ordinary share	117,062	0.3	0.3	0.3	0.3

4	Yahel Shachar	Scailex option	40,000	0	0	0.1	0.1

5	Scailex Corporation Ltd.	Scailex dormant share	5,401,025	0	0	0	0

Name of the Holder:	Suny Electronics Ltd.

Holder no:	1

Type of identification number:	Number at the Registrar of Companies in Israel

Identification number:	52-004075-9

Citizenship / Country of
incorporation or registration:	The corporation is in Israel

Is the holder serving, for the purpose of the report, as a representative of a number of shareholders holding securities of the corporation together with it:    No.

Are the shares being held dormant shares?	No

The number of the security on the TASE:	1082353

Balance in the previous summary report (quantity of securities):	4,943,797

Change in the quantity of securities:	19,112,255

Notes:

The controlling shareholder of Suny Electronics Ltd. (hereinafter: “Suny”) is Mr. Ilan Ben Dov, this by virtue of his holding some 69% of Suny’s shares. Mr. Ben Dov is the controlling shareholder in Tao Tsuot Ltd. (hereinafter: “Tao”), which is an interested party in the Company, by virtue of its holdings specified below, this by virtue of holdings of about 83% of Tao’s shares. On the date of this Immediate Report, the Ben Dov Group, which includes Suny, Tao and Ilan Ben Dov, holds 87.55% of the Company’s issued share capital, and 87.44% of the shares on a fully diluted basis.

Out of the 24,056,052 Company shares being held by Suny Electronics Ltd., 19,112,255 shares are being held by the trustee Mizrahi Tefahot Trust Company Ltd., an Israeli company (private company number 51-042223-1), which is holding the shares for Suny Electronics Ltd. as the shareholder, and Mizrahi Tefahot Bank Ltd. as the lien holder.

Name of the Holder:	Tao Tsuot Ltd.

Holder no:	2

Type of identification number:	Number at the Registrar of Companies in Israel

Identification number:	52-001410-1

Citizenship / Country of
incorporation or registration:	The corporation is in Israel

Is the holder serving, for the purpose of the report, as a representative of a number of shareholders holding securities of the corporation together with it:     No.

Are the shares being held dormant shares?	No

The number of the security on the TASE:	1082353

Balance in the previous summary report (quantity of securities):	9,211,035

Change in the quantity of securities:	26,300

Name of the Holder:	Ilan Ben Dov

Holder no:	3

Type of identification number:	Identity card number

Identification number:	054676168

Citizenship / Country of
incorporation or registration:	Private individual with Israeli citizenship

Country of citizenship/incorporation
or registration:

Is the holder serving, for the purpose of the report, as a representative of a number of shareholders holding securities of the corporation together with it:     No.

Are the shares being held dormant shares?	No

The number of the security on the TASE:	1082353

Balance in the previous summary report (quantity of securities):	117,062

Change in the quantity of securities:	0

Name of the Holder:	Yael Shachar

Holder no:	4

Type of identification number:	Identity card number

Identification number:	057484826

Citizenship / Country of
incorporation or registration:	Private individual with Israeli citizenship

Is the holder serving, for the purpose of the report, as a representative of a number of shareholders holding securities of the corporation together with it:     No.

Are the shares being held dormant shares?	No

The number of the security on the TASE:	1085885

Balance in the previous summary report (quantity of securities):	40,000

Change in the quantity of securities:	0

Name of the Holder:	Scailex Corporation Ltd.

Holder no:	5

Type of identification number:	Number at the Registrar of Companies in Israel

Identification number:	52-003180-8

Citizenship / Country of
incorporation or registration:	The corporation is in Israel

Is the holder serving, for the purpose of the report, as a representative of a number of shareholders holding securities of the corporation together with it:     No.

Are the shares being held dormant shares?	Yes

The number of the security on the TASE:	1088855

Balance in the previous summary report (quantity of securities):	5,401,025

Change in the quantity of securities:	0

On the submission date of this report, and in conformance with the provisions of the law, the controlling shareholder in the corporation is:

Mr. Ilan Ben Dov, by virtue of his holdings directly and through companies under his control, as specified above.